

**SOMA FINANCE, INCORPORATED**

**FINANCIAL STATEMENTS**


**FOR**

**THE YEAR ENDED DECEMBER 31, 2022**

**AND**

**FROM APRIL 9, 2021 (INCEPTION) TO DECEMBER 31, 2021**

**SOMA FINANCE, INCORPORATED**
**FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2022 AND**
**FROM APRIL 9, 2021 (INCEPTION) TO DECEMBER 31, 2021**


**INDEX TO FINANCIAL STATEMENTS**

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
**SOMA Finance, Incorporated**

We have reviewed the accompanying financial statements of SOMA Finance, Incorporated, which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of operations, shareholder's equity and cash flows for the period from April 9, 2021 (inception) to December 31, 2021 and year ended December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## *Accountants' Responsibility*

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SOMA Finance, Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

## *Accountants' Conclusion*

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1

**Marcum LLP** / 730 Third Avenue / 11th Floor / New York, NY 10017 / **Phone** 212.485.5500 / **marcumllp.com**

*Emphasis of Matter - Digital Asset Activities*

In conducting our review, we have considered the adequacy of the disclosures and accounting policies included in the financial statements concerning, among other things, the risks and uncertainties related to the Company's digital asset activities. The risks and rewards to be recognized by the Company associated with its digital asset activities will be dependent on many factors outside of the Company's control. Uncertainties related to the regulatory regimes governing blockchain technologies, digital assets, cryptocurrency exchanges and new international, federal, state, and local regulations or policies may materially adversely affect the Company. The currently uncertain and immature nature of the digital asset markets, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain digital asset continuity, as well as valuation and volume volatility all subject digital assets to unique risks of theft, loss or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of digital assets. Our conclusion is not modified with respect to this matter.

*Marcum LLP*

New York, NY
October 20, 2023

# SOMA FINANCE, INCORPORATED
# BALANCE SHEETS
# DECEMBER 31, 2022 AND 2021

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 3,596,657 | $ 854,150 |
| Stable coin assets | 164,024 | - |
| Other digital assets held | 14,283 | - |
| Total current assets | 3,774,964 | 854,150 |
| Non-current assets: | | |
| Long term loans – related party (see note 4) | 1,500,000 | - |
| Total assets | $ 5,274,964 | $ 854,150 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Other liabilities | $ - | $ - |
| Total liabilities | - | - |
| Commitments and contingencies (see note 3) | | |
| Shareholder's equity: | | |
| Future SOMA Tokens | 11,681,328 | 1,065,000 |
| Common shares, $0.0001 par value, authorized 1,000 shares, issued and outstanding, 1,000 shares | 100 | 100 |
| Accumulated deficit | (6,406,464) | (210,950) |
| Total shareholder's equity | 5,274,964 | 854,150 |
| Total liabilities and shareholder's equity | $ 5,274,964 | $ 854,150 |

The accompanying notes are an integral part of the financial statements.

## SOMA FINANCE, INCORPORATED
## STATEMENTS OF OPERATIONS

| | For the year ended December 31, 2022 | For the period April 9, 2021 (inception) through December 31, 2021 |
|---|---|---|
| Revenues: | | |
| Interest Income | $ 572 | $ - |
| Total revenues | 572 | - |
| Expenses: | | |
| Professional fees | 6,037,619 | 209,522 |
| Legal fees | 104,467 | - |
| Regulatory fees | - | 1,265 |
| Other expenses | 54,000 | 163 |
| Total expenses | 6,196,086 | 210,950 |
| Net loss | $ (6,195,514) | $ (210,950) |

The accompanying notes are an integral part of the financial statements.

**SOMA FINANCE, INCORPORATED**
**STATEMENT OF SHAREHOLDER'S EQUITY**

**For the year ended December 31, 2022**
**-and-**
**the period April 9, 2021 (inception) to December 31, 2021**

| | Common Shares | | SOMA Tokens | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at April 9, 2021 | - | - | $ - | $ - | $ - |
| Shareholder's investment | 1,000 | $ 100 | - | - | 100 |
| Tokenholder investment | - | - | 1,065,000 | - | 1,065,000 |
| Net loss | - | - | - | (210,950) | (210,950) |
| Balance at December 31, 2021 | 1,000 | $ 100 | $ 1,065,000 | $ (210,950) | $ 854,150 |
| Tokenholder investment | - | - | 4,241,010 | - | 4,241,010 |
| Tokenholder in kind investment | - | - | 6,375,318 | - | 6,375,318 |
| Net loss | - | - | - | (6,195,514) | (6,195,514) |
| Balance at December 31, 2022 | 1,000 | $ 100 | $ 11,681,328 | $ (6,406,464) | $ 5,274,964 |

The accompanying notes are an integral part of the financial statements.

**SOMA FINANCE, INCORPORATED**
**STATEMENTS OF CASH FLOWS**

| | For the year ended December 31, 2022 | For the period April 9, 2021 (inception) through December 31, 2021 |
|---|---|---|
| Cash flows from operations: | | |
| Net loss | $ (6,195,514) | $ (210,950) |
| Adjustments to reconcile net loss to net cash (used in) operating activities: | | |
| Stable coin payment for expenses | 4,163,294 | - |
| Changes in operating assets and liabilities: | | |
| Accounts payable and accrued liabilities | - | - |
| Other digital assets held | 35,717 | - |
| Net cash (used in) operations | (1,996,503) | (210,950) |
| Cash flows from investing activities: | | |
| Long Term Loans – related party (see note 4) | (1,500,000) | - |
| Proceeds from sale of stable coins | 1,998,000 | - |
| Net cash provided by investing activities | 498,000 | - |
| Cash flows from financing activities: | | |
| Shareholder investment | - | 100 |
| Tokenholder investment | 4,241,010 | 1,065,000 |
| Net cash provided by financing activities | 4,241,010 | 1,065,100 |
| Net increase in cash and cash equivalents | 2,742,507 | 854,150 |
| Cash and cash equivalents at beginning of period | 854,150 | - |
| Cash and cash equivalents at end of period | $ 3,596,657 | $ 854,150 |
| Supplemental schedule of non-cash financing activities | | |
| Non-cash in-kind contribution | $ 6,375,318 | $ - |

The accompanying notes are an integral part of the financial statements.

**SOMA FINANCE, INCORPORATED**
**NOTES TO FINANCIAL STATEMENTS**

## 1.    Organization and Operations of the Company

### *Organization*

SOMA Finance, Incorporated (d/b/a SOMA.finance[TM], the "Platform") (the "Company") was organized in the State of Delaware on April 9, 2021 as an LLC and converted to a corporation on September 22, 2023 and is 100% owned by a single shareholder.  This individual also owns 100% of Tritaurian Holdings, Incorporated ("Tritaurian").

The Company developed the SOMA.finance platform as white label ready software for use by registered broker-dealers.  All compliant functions using the platform must be performed by registered companies.

Tritaurian is the 100% parent company of Tritaurian Capital, Incorporated a registered broker-dealer and Tritaurian Exchange, Incorporated, a FinCEN registered money services provider.  As of now, Tritaurian Capital, Incorporated is the only customer using the Company's platform.

### *Nature of Business*

The Company has developed and built a platform for the issuance and purchase and sale of securities utilizing distributed ledger technology.  As a semi-permissionless, decentralized web-based platform utilizing automated peer to peer marketplace technology, the new platform will combine the ease of use and accessibility of decentralized platforms with the safety and security of a regulated peer to peer platform. The Company intends to offer the purchase, sale and trading of various cryptocurrencies and crypto securities utilizing this technology platform SOMA.finance, in conjunction with securities offerings by the Company's affiliate[1] Tritaurian Capital, Incorporated, a FINRA and SEC registered broker-dealer which is specifically licensed to issue securities using blockchain technology and Tritaurian Exchange, Incorporated, a FinCEN registered money services provider.

## 2.    Summary of Significant Account Policies

### *Common Shares*

The Company has 1,000 shares, par value $0.0001, authorized as of its conversion to a Delaware corporation.  All 1,000 shares are issued and outstanding.

### *SOMA Token*

The Company has raised funds from outside investors utilizing Simple Agreements for Future Tokens ("SAFTs").  These agreements specify that when the SOMA token is minted, these investors will receive the number of tokens that they subscribed for.  SOMA has not yet determined when, and if, this minting shall occur.  The SOMA tokens represent shares of non-cumulative, participating preferred equity in the Company.  Token holders will be entitled to an annual preferred dividend, as declared by the board of directors.

Since the date of the issuance remains non-specified and undetermined and it is possible, if unlikely, that the minting might not occur at all, SOMA has classified the future SOMA tokens as equity under ASC 480 and accounted for them accordingly.

Following their issuance, SOMA tokens will represent equity interests in the Company per their terms.

---

[1] SOMA is considered an affiliate of Tritaurian since they are under common ownership by the same individual, however, neither company is owned, in whole or in part by the other.

*Revenue*

The Company will earn revenue through a fee sharing agreement with the Platform. Revenues will be recognized as they are earned and will consist of trading fees generated by the exchange of crypto currencies and fiat currencies.

The Company holds some of its cash on hand in interest being savings accounts and earns interest on those accounts.

*Expenses*

The vast majority of the Company's expenses consist of professional fees. These fees are expensed as incurred during the development of the Platform and the associated software development, compliance consulting, marketing and advertisement. The remainder of the expenses are legal fees and other expenses such as bank fees.

*Income Taxes*

The Company was a pass-through partnership entity for the period ended December 31, 2021 and the member reported the net taxable income or loss in its tax return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements for 2021.

The Company has elected to be taxed in the United States as a C Corporation from January 1, 2022. Since the Company reported a net loss for the period, no provision for Federal or state income taxes are made in the accompanying financial statements for 2022.

*Accounting for Income Taxes*

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

*Cash and Cash Equivalents*

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution in New York.

*Stable Coins and Digital Assets Held*

Stable coin balances are held with a major crypto currency trust in Hong Kong. As of December 31, 2022, the Company had $164,024 in the stable coin USDC. Stable coins are accounted for based upon their face value of $1.00.

Digital assets held consist of the cryptographic token Ethereum that was invested in kind. The Company holds certain balances in Ethereum to pay network fees known as "gas". Ethereum is accounted for at its original cost less market impairment. Impairment was determined based upon the market value at the time of the investment in kind, adjusted for the market value at the time of use and or December 31, 2022, for balances currently held.

*Long Term Investments*

On January 5, 2022, the Company loaned Tritaurian $500,000. On June 29, 2022, the Company loaned Tritaurian an additional $1,000,000. Both loans are subordinated debt with ten-year maturities from issuance. Neither loan carries a current interest rate.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

*Concentration of Credit Risk*

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

*Concentration of Revenue*

The Company's sole source of revenue will be from trading fees generated by the Platform.

**3.    Commitments and Contingencies**

The Company has no commitments or contingencies.

**4.    Related Party Transactions**

The Company loaned Tritaurian $1,500,000 under two separate notes (see note 2). These notes were negotiated as arm's length transactions.

During the period since inception, the Company has used related parties to support its development from a technology, legal and regulatory standpoint. The related parties are Tritaurian and Hong Kong based MANTRA. Payments to these parties began in 2022.

During the year ended 2022, the Company paid Tritaurian $310,617 for professional support in securities compliance, regulatory development and general consulting and the required personnel for these processes.

During the year ended 2022, the Company paid MANTRA $3,813,973 for professional support in the technology development and marketing areas. The majority of these funds went to the technological development teams that built the SOMA.finance software and platform.

During the years ended 2022 and 2021, the Company paid an S Corporation wholly owned by William B. Heyn $240,812 and $83,334, respectively, for professional support in securities compliance, regulatory development and general consulting.

During the years ended 2022 and 2021, the Company paid an S Corporation wholly owned by James R. Preissler $230,000 and $83,334, respectively, for professional support in securities compliance, regulatory development and general consulting.

The Company shares office space and other expenses with Tritaurian and MANTRA. When operations commence various costs, expenses and fees will be shared pursuant to appropriate expense sharing agreements.

The Company will run the Platform for the licensed businesses of Tritaurian Capital, Incorporated which acts as the licensed broker-dealer for securities transactions and Tritaurian Exchange, Incorporated which acts as the licensed money transmitter for currency transactions. Tritaurian and its subsidiaries are the only companies using the platform at this time but the Company may license the Platform to others in the future.

Any business activity requiring licensed activity will be executed by the respective properly licensed company through the Platform.

5.      **Subsequent Events**

On September 22, 2023, the Company converted in to a Delaware C Corporation and is currently known as SOMA Finance, Incorporated.

Management has evaluated subsequent events through October 20, 2023, the date that these financial statements were available to be issued.